

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 29, 2023

Neil Reithinger
Chief Financial Officer
Orgenesis Inc.
20271 Goldenrod Lane
Germantown, MD 20876

> **Re: Orgenesis Inc.**
> **Registration Statement on Form S-3**
> **Filed March 23, 2023**
> **File No. 333-270805**

Dear Neil Reithinger:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Doris Stacey Gama at 202-551-3188 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Jeffrey P. Schultz, Esq.